                                                                     Exhibit 1.1

          KONGZHONG CORPORATION SECOND QUARTER 2005 FINANCIAL RESULTS:

 -- COMPANY REPORTS RECORD REVENUE AND NET INCOME AND 12TH STRAIGHT QUARTER OF
    REVENUE GROWTH

Beijing, China, August 16, 2005 - KongZhong Corporation (NASDAQ: KONG), a leading provider of advanced second generation (2.5G) wireless value-added services in China, today announced its unaudited second quarter 2005 financial results.


FINANCIAL HIGHLIGHTS:

* Total revenue in the second quarter of 2005 grew 53% year-over-year and 8% sequentially to a new record $18.36 million, exceeding the high-end of the second quarter revenue guidance of $17 to $17.5 million. Since inception, the Company has grown its revenues every quarter for 12 consecutive quarters.

* 2.5G revenue grew 41% year-over-year, but declined 1% sequentially to $13.52 million.

*    2G revenue grew 105% year-over-year and 48% sequentially to $4.82 million.

* Net income for the quarter also reached a new record of $6.60 million, a 25% increase from second quarter 2004, and a 12% increase from first quarter 2005. Diluted earnings per ADS were $0.19, up from $0.17 in first quarter 2005.

Commenting on the results, Yunfan Zhou, Chairman and Chief Executive Officer, said, "We are very pleased with our results for the second quarter. We were able to increase our revenues again for the twelfth straight quarter and we exceeded our revenue guidance of $17 to $17.5 million for the second quarter. Our solid performance was a result of our broad and diversified product offerings and focused execution. All of our product lines performed very well or better than our expectation. We believe we continue to hold the leadership position in 2.5G services in China, and we will remain committed to making significant progress in 2G services."


BUSINESS HIGHLIGHTS:

* The Company believes it remained the leader in China in terms of revenue from 2.5G services, including wireless access protocol (WAP), multimedia messaging service (MMS), and Java.

* The mobile game business continued its strong growth. Mobile game revenue from 2.5G services reached $1.79 million in the second quarter, which was 10% higher than the previous quarter. Revenue from Java games during the quarter was $455,000, up 27% from $358,000 in the first quarter.

* Mickey Mouse Mahjong, a JAVA game developed by KongZhong based on the popular Disney character, was launched in June 2005. The game had more than 14,000 paid

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     downloads in the month of June.

* The Company, through its affiliates, completed the acquisition of Tianjin Mammoth on May 24, 2005. The Company adopted "KongZhong Mammoth" as its mobile game brand.

* During the quarter, the Company established 12 additional color ring back tone (CRBT) connection points at provincial operators of China Mobile, China Unicom, China Netcom, and China Telecom. Total CRBT connection points reached 44 as of June 30.

*    The Company signed agreements with:

     * Gameloft to license its mobile game Sprint Cell III and War of the Worlds;

     *    C-valley to license Jamdat's mobile game NBA Basketball 2005

     * SONY & BMG to license its music content for music downloads, ringtones, CRBT, and IVR products

* The Company published "Sleepless City", a book based on real life postings on one of KongZhong's mobile community sites called Sleepless City. 14,000 copies were distributed.

* The Company signed an exclusive agreement with Tianjin Television to provide IVR service for its children's channels on China Netcom's network.

* The Company appointed JP Gan to the position of Chief Financial Officer, effective July 28, 2005


FINANCIAL RESULTS:

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on US GAAP and denominated in US dollars.)


Revenues
--------

Total revenue for the quarter increased 8% from the first quarter of 2005 and 53% from the same quarter in 2004 to reach a new record of $18.36 million. Revenue from 2.5G wireless value-added services (WVAS) accounted for 74% of total revenue and revenue from 2G WVAS represented the remaining 26%. (See table below for a detailed breakdown)

Revenue from 2.5G services, which include services delivered using WAP, MMS, and Java technologies, grew 41% from same period 2004 but declined by 1% from the first quarter of 2005 to $13.52 million. The sequential decline in 2.5G revenue was primarily due to a 4.6% decrease in WAP revenue. WAP revenue in second quarter 2005 was $9.77 million, an increase of 98.4% from the second quarter of 2004, but a decrease of 4.6% from the first quarter of 2005. As discussed in the first quarter earnings conference call, the sequential decline in WAP revenue was caused by a new policy that was introduced by China Mobile in April 2005 where WAP subscriptions that have not been active for a certain period of time would be automatically cancelled. MMS revenue in the second quarter of 2005 was $3.30 million, a decrease of 26.1% from same period in 2004, but an increase of 6.7% from the first quarter of 2005. Java revenue in the second

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

quarter was $0.46 million, a 106.4% increase from the second quarter of 2004 and a 27.2% increase from the first quarter of 2005.

Revenue from 2G services, including short messaging service (SMS), IVR, and CRBT, grew 105% from same period last year and 48% from the first quarter of 2005 to $4.82 million in the second quarter of 2005. SMS revenue in the second quarter of 2005 was $3.15 million, which was 48% higher than the same period of 2004 and 55% higher than the previous quarter. IVR revenue grew by more than 555% year-over-year, and 20% sequentially to reach $1.37 million in the second quarter of 2005. CRBT also performed well and generated $295,000 in revenue, compared to $75,000 in the previous quarter.


|--------------------------|-------------|-----------|-------------|------------|----------|
|                          |     2Q04    |    3Q04   |     4Q04    |    1Q05    |     2Q05 |
|--------------------------|-------------|-----------|-------------|------------|----------|
| 2.5G:                    |      80%    |     85%   |      90%    |     80%    |      74% |
|--------------------------|-------------|-----------|-------------|------------|----------|
|      WAP                 |      41%    |     48%   |      47%    |     60%    |      53% |
|--------------------------|-------------|-----------|-------------|------------|----------|
|      MMS                 |      37%    |     35%   |      41%    |     18%    |      18% |
|--------------------------|-------------|-----------|-------------|------------|----------|
|      Java                |       2%    |      2%   |       2%    |      2%    |       3% |
|--------------------------|-------------|-----------|-------------|------------|----------|
| 2G:                      |      20%    |     15%   |      10%    |     20%    |      26% |
|--------------------------|-------------|-----------|-------------|------------|----------|
|      SMS                 |      18%    |     12%   |       7%    |     12%    |      17% |
|--------------------------|-------------|-----------|-------------|------------|----------|
|      IVR                 |       2%    |      3%   |       3%    |      7%    |       7% |
|--------------------------|-------------|-----------|-------------|------------|----------|
|      CRBT and others     |       0%    |      0%   |       0%    |      1%    |       2% |
|--------------------------|-------------|-----------|-------------|------------|----------|
|                          |             |           |             |            |          |
|--------------------------|-------------|-----------|-------------|------------|----------|
| Total                    |     100%    |    100%   |     100%    |    100%    |     100% |
-------------------------------------------------------------------------------------------|

By service/product category, the Company derived 57% of its revenue from interactive entertainment, 20% from media services, and 23% from community-related services.



|----------------------------|--------------|-------------|---------------|--------------|------------------|
|                            |    2Q04      |    3Q04     |       4Q04    |      1Q05    |       2Q05       |
|----------------------------|--------------|-------------|---------------|--------------|------------------|
|Interactive Entertainment   |    47%       |    47%      |       50%     |      52%     |       57%        |
|----------------------------|--------------|-------------|---------------|--------------|------------------|
|Media                       |    37%       |    36%      |       36%     |      23%     |       20%        |
|----------------------------|--------------|-------------|---------------|--------------|------------------|
|Community                   |    16%       |    17%      |       14%     |      25%     |       23%        |
|----------------------------|--------------|-------------|---------------|--------------|------------------|
|Total                       |   100%       |   100%      |      100%     |     100%     |      100%        |
-------------------------------------------------------------------------------------------------------------

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

Expenses
--------

The cost of revenue in the second quarter of 2005 totaled $6.73 million, an increase of 93% from the second quarter of 2004 and 8% from the first quarter of 2005. The year-over-year increase was driven by significantly higher business turnover and was primarily due to higher payments to mobile operators, handset manufacturers, and content partners. The increase in cost of revenue from the previous quarter was in line with the growth in revenue. The gross margin in the second quarter remained at 63%, which was the same as the first quarter.

Total operating expenses in 2Q05 were $5.56 million, an increase of 75% from the same period in 2004 and 4% from 1Q05. Total operating expenses represented 30% of revenue, compared to 27% and 31% of revenue in same period last year and the first quarter of 2005, respectively. The $0.33 million in legal expenses related to the issues raised in the class-action lawsuit decreased 62% from first quarter 2005 and represented less than 2% of revenue in the second quarter of 2005. Product development expenses increased by 43% quarter-on-quarter and represented 11% of revenue. Sales and marketing expenses increased by 19% quarter-on-quarter and represented 6% of revenue. The increase in product development and sales and marketing expenses was primarily due to larger number of employees, higher quarterly bonus to non-senior management staff, and increase in office rentals. The Company continues to invest heavily in its product development and sales and marketing capabilities in order to further broaden product offerings and pursue a diversified growth strategy. General and administrative expenses increased by 1% from the first quarter of 2005 and represented 10% of revenue.

The Company's headcount increased by 14% from 601 at the end of the first quarter of 2005 to 686 as of June 30, 2005. The additional headcount includes 41 employees that came over from Tianjin Mammoth, a company that was acquired by our affiliates during the second quarter.


Earnings
--------

Net income totaled $6.60 million in the second quarter, an increase of 25% from $5.3 million in the same period of last year and 12% from $5.88 million in the first quarter of 2005.

The Company's net margin contracted from 44% in 2Q2004 but increased from 35% in the first quarter of 2005 to 36%. Diluted earnings per ADS was $0.19, up from $0.17 in 1Q05. If the Company had not incurred the $0.33 million in legal expenses related to the issues raised in the class-action lawsuit, the diluted earnings per ADS would have been $0.01 greater in 2Q05.


Balance Sheet and Cash Flow
---------------------------

At the end of the quarter, the Company had $101.33 million in cash and cash equivalents. Cash flow from operating activities totaled $6.11 million in the second quarter, compared to $4.07 million in second quarter 2004 and $6.78 million in the first quarter of 2005.

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

THIRD QUARTER 2005 OUTLOOK:

On July 21, 2005, the Chinese Government adjusted the RMB exchange rate to the US dollar from 8.28 to 8.11. We expect that the adjusted foreign exchange rate will have a positive impact on the Company's revenues and earnings as reported in US dollar terms in the future. Based on the new exchange rate, the Company expects revenue for the third quarter of 2005 to be between $19 million and $19.5 million.


CONFERENCE CALL:

The Company's management team will conduct a conference call at 8:30 pm Beijing time (8:30 am Eastern time and 5:30 am Pacific time) on August 16. A webcast of this conference call will be accessible on the Company's web site at http://ir.kongzhong.com.

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

                              KongZhong Corporation
                   Condensed Consolidated Statements of Income
      (US$ thousands, except percentages, per share data, and share count)
                                   (unaudited)



                                                                         FOR THE THREE         FOR THE THREE         FOR THE THREE
                                                                          MONTHS ENDED          MONTHS ENDED          MONTHS ENDED
                                                                         JUN. 30, 2004         MAR. 31, 2005         JUN. 30, 2005
                                                                         -------------         -------------         -------------

Revenues                                                                      $ 11,968              $ 17,001              $ 18,357
Cost of revenues                                                                 3,494                 6,247                 6,734
                                                                              --------              --------              --------
Gross profit                                                                     8,474                10,754                11,623
Operating expense
 Product development                                                             1,084                 1,463                 2,091
 Sales & marketing                                                                 847                   997                 1,183
 General & administrative                                                        1,102                 1,885                 1,900
 Legal expenses related to the issues raised
 in the class-action litigation commenced in
 August 2004                                                                         -                   856                   326
 Amortization of deferred stock
  compensation                                                                     146                   135                    56
                                                                              --------              --------              --------
 Subtotal                                                                        3,179                 5,336                 5,556
                                                                              --------              --------              --------
Operating income                                                                 5,295                 5,418                 6,067
Non-operating expense (income)
 Interest expense (income)                                                          (9)                 (496)                 (601)
 Others                                                                              4                     3                     -
                                                                              --------              --------              --------
 Subtotal                                                                           (5)                 (493)                 (601)
                                                                              --------              --------              --------
Income before tax                                                                5,300                 5,911                 6,668
Income tax expense                                                                   -                    27                    67
                                                                              --------              --------              --------
Net income                                                                       5,300                 5,884                 6,601
                                                                              ========              ========              ========
Basic earnings per ADS                                                        $   0.45              $   0.17              $   0.19
Diluted earnings per ADS                                                      $   0.19              $   0.17              $   0.19
MARGIN ANALYSIS:
Gross margin                                                                      70.8%                 63.3%                 63.3%
Operating margin                                                                  44.2%                 31.9%                 33.1%
Net margin                                                                        44.3%                 34.6%                 36.0%
ADDITIONAL DATA:
2.5G revenue                                                                  $  9,607              $ 13,684              $ 13,519
2G revenue                                                                       2,361                 3,246                 4,816
ADS outstanding (million)                                                        11.73                 34.28                 34.36
ADS used in diluted EPS calculation (million)                                    27.44                 35.41                 35.49

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

Note 1: The conversion of Renminbi (RMB) into U.S. dollar (USD) is based on the noon buying rate of USD1.00=RMB8.2765 on June 30, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

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

                              KongZhong Corporation
                 Condensed Consolidated Statements of Cash Flows
                                 (US$ thousands)
                                   (unaudited)



                                                  FOR THE 6-MONTH      FOR THE 6-MONTH
                                                        ENDED                ENDED
                                                    JUN. 30, 2004        JUN. 30, 2005
                                                  ---------------      ---------------

Cash Flows From Operating Activities
Net Income                                                $ 8,442            $ 12,485
Adjustments
 Amortization of deferred stock compensation                  227                 191
 Depreciation and amortization                                271                 739
 Disposal of property & equipment                               -                   3
 Changes in operating assets and liabilities               (2,624)               (532)
                                                          -------            --------
Net Cash Provided by Operating Activities                   6,316              12,886
Cash Flows From Investing Activities
Purchase of property & equipment                             (633)               (899)
Acquisition of long-term investments                                             (500)
Acquisition of subsidiaries                                     -                (819)
                                                          -------            --------
Net Cash Used in Investing Activities                        (633)             (2,218)
Cash Flows From Financing Activities
Exercised employee share options                                -                  45
Incurred IPO expenses                                        (195)                  -
Increase (decrease) in minority interest                      121                 (96)
                                                          -------            --------
Net Cash Used in Financing Activities                         (74)                (51)
Translation Adjustments                                         -                  (2)
Net increase in Cash and Cash Equivalents                   5,609              10,615
Cash and Cash Equivalents, Beginning of Period              3,743              90,714
Cash and Cash Equivalents, End of Period                    9,352             101,329

Note 1: The conversion of Renminbi (RMB) into U.S. dollar (USD) is based on the noon buying rate of USD1.00=RMB8.2765 on June 30, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

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

                              KongZhong Corporation
                      Condensed Consolidated Balance Sheets
                                 (US$ thousands)
                                   (unaudited)

                                                                             DEC. 31, 2004        MAR. 31, 2005        JUN. 30, 2005
                                                                                (NOTE 2)
                                                                             -------------        -------------        -------------

Cash and cash equivalents                                                         $ 90,714             $ 96,216             $101,329
Accounts receivable                                                                 10,199               11,421               12,777
Other current assets                                                                   720                  719                  711
                                                                                  --------             --------             --------
Total current assets                                                               101,633              108,356              114,817

Rental deposits                                                                        256                  376                  376
Intangible assets                                                                        -                   10                  295
Property and equipment (net)                                                         2,484                2,371                2,674
Long-term investment                                                                     -                  500                  500
Goodwill                                                                                 -                  461                  646
                                                                                  --------             --------             --------
Total assets                                                                      $104,373             $112,074             $119,308
Accounts payable                                                                     2,499                3,971                3,445
Other current liabilities                                                            1,899                2,180                3,275
Amount due to related party                                                             46                   36                   36
                                                                                  --------             --------             --------
Total current liabilities                                                            4,444                6,187                6,756
Minority interest                                                                      121                   24                   24
                                                                                  --------             --------             --------
Total liabilities                                                                    4,565                6,211                6,780
Shareholders' equity                                                                99,808              105,863              112,528
                                                                                  --------             --------             --------
Total liabilities & shareholders' equity                                          $104,373             $112,074             $119,308


Note 1: The conversion of Renminbi (RMB) into U.S. dollar (USD) is based on the noon buying rate of USD1.00=RMB8.2765 on June 30, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: The financial information at December 31, 2004 is derived from the audited financial statements for the year ended December 31, 2004 filed on Form 20-F.

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

ABOUT KONGZHONG:

KongZhong Corporation is a leading provider of advanced second generation (2.5G) wireless interactive entertainment, media, and community services to consumers in China. The Company delivers a broad range of services, through multiple technology platforms, which users can access directly from their mobile phones by choosing an icon embedded in select models of handsets or from a mobile operator's portal or web site.


SAFE HARBOR STATEMENT

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services market and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China's wireless interactive services market and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; the state of and any change in our relationship with China's telecommunications operators; our dependence on the billing systems of mobile operators for our performance; changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.


KONGZHONG CONTACTS

Investor Contact:                                   Media Contact:
JP Gan                                              Xiaohu Wang
Chief Financial Officer                             Manager
Tel.:   +86 10 8857 6000                            Tel:    +86 10 8857 6000
Fax:    +86 10 8857 5891                            Fax:    +86 10 8857 5900
E-mail: ir@kongzhong.com                            E-mail: xiaohu@kongzhong.com
        ----------------

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